Exhibit 11

QUAKER CITY BANCORP

COMPUTATION OF EARNINGS PER SHARE

		For the Year Ended June 30, 2003	For the Year Ended June 30, 2002	For the Year Ended June 30, 2001
A	Average common shares outstanding	6,324,760	6,347,127	6,154,653

B	Net earnings for period	$22,605,000	$21,191,000	$15,129,000

	Basic earnings per share [B / A]	$3.57	$3.34	$2.46

	Common share equivalents:
C	Average stock options outstanding	727,116	862,771	890,218

D	Average option exercise price	$15.73	$11.34	$8.66

E	Exercise proceeds [C x D]	$11,437,535	$9,783,823	$7,709,288

F	Tax benefit on non-qualified options	$4,616,521	$3,394,735	$1,534,528

G	Total exercise proceeds [E + F]	$16,054,056	$13,178,558	$9,243,816

H	Average market price in period	$35.03	$25.50	$17.59

I	Shares repurchased at market price [G / H]	458,294	516,806	525,515

J	Increase in common shares [C - I]	268,822	345,965	364,703

K	Shares outstanding and equivalents [A + J]	6,593,582	6,693,092	6,519,356

L	Net earnings for period	$22,605,000	$21,191,000	$15,129,000

	Diluted earnings per share [L / K]	$3.43	$3.17	$2.32